UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 333-48279
Universal Compression, Inc.
(Exact name of registrant as specified in its charter)
4444 Brittmoore Road
Houston, Texas 77041
(713) 335-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
7 1/4% Senior Notes Due 2010
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Place an X in the appropriate box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 0
     Pursuant to the requirements of the Securities Exchange Act of 1934, Universal Compression, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 20, 2007	By:	/s/ J. Michael Anderson
J. Michael Anderson
Senior Vice President and Chief Financial Officer